Mail Stop 6010

September 3, 2008

VIA U.S. MAIL

Mr. Robert M. Bernstein
Chief Executive Officer
Material Technologies, Inc.
11661 San Vincente Boulevard, Suite 707
Los Angeles,California 90049

> **Re:** **Material Technologies, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 14, 2008**
> **File No. 333-23617**

Dear Ms. Bernstein:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Angela Crane
                                        Accounting Branch Chief